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February 28, 2011	575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Ms. Chanda DeLong

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AFS SenSub Corp. (the “Registrant”)
Form S-3 Shelf Registration Statement (File No. 333-170231) (the “Registration Statement”)

Dear Ms. DeLong:

We are writing to you in connection with the filing by the Registrant on February 28, 2011 on Form S-3/A of Amendment No. 2 to the Registration Statement that the Registrant originally filed with the Securities and Exchange Commission on October 29, 2010 and amended on February 1, 2011 (the “Amended Filing”).

Enclosed is a courtesy copy of the materials relating to the Amended Filing referred to above. Please find (i) a response to the comment letter dated February 14, 2010 from the staff of the Securities and Exchange Commission to J. Michael May, Esq., (ii) a full, clean copy of the Amended Filing, (iii) a copy of changed pages to the cover page and Part II of the Registration Statement marked to show changes from the Registration Statement as filed on February 1, 2010, and (iv) a copy of changed pages to the two forms of Prospectus Supplements marked to show changes from the Registration Statement as filed on February 1, 2010.

The Amended Filing has been prepared in accordance with the Plain English Disclosure Rules.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Prachi Shah or John P. Keiserman at (212) 940-8800.

NEW YORK        CHARLOTTE        CHICAGO        IRVING        LONDON         LOS ANGELES        WASHINGTON, DC        WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

Ms. DeLong

February 28, 2011

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Vice President, Associate Counsel, Assistant Secretary

cc:	Daniel E. Berce
Chris. A. Choate
Chris DiAngelo, Esq.
John P. Keiserman, Esq.
Prachi Shah, Esq.